Financial Reports

ServeScape, Inc. dba Scapify
For the period ended August 31, 2022



Prepared by

ServeScape, Inc.

Prepared on

September 26, 2022

Table of Contents

Letter of Introduction

These financial statements are unaudited by any financial services or accounting firm. They are the product of the management team of ServeScape Inc. d/b/a Scapify, prepared in good faith in line with generally accepted accounting principles ("GAAP").

Balance Sheet

As of August 31, 2022

	Total	
	As of Aug 31, 2022	As of Aug 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Chase 0669	19,010.86	78,281.28
Savings 9318	58.59	1,058.54
Shopify Clearing Acct	7,598.80	
Urban Agriculture Inc.	3,743.27	3,743.27
Total Bank Accounts	**30,411.52**	**83,083.09**
Other Current Assets		
Acquire of Plant Nerds	10,519.74	
Total Other Current Assets	**10,519.74**	**0.00**
Total Current Assets	**40,931.26**	**83,083.09**
Fixed Assets		
Fixed Asset Computers	4,486.83	
Fixed Asset Phone	1,335.96	
Used Van 2022	18,000.00	
Vehicles	46,694.07	46,694.07
Website Build	107,452.04	69,468.43
Accumulated Amortization - Website	-4,384.74	-4,384.74
Total Website Build	**103,067.30**	**65,083.69**
Total Fixed Assets	**173,584.16**	**111,777.76**
TOTAL ASSETS	**$214,515.42**	**$194,860.85**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
AE Plum Card 64009	1,504.68	2,356.29
Amex 41004	9,082.97	2,831.38
Chase 0083 Cole	4,509.55	
Chase 0793 Allan	0.00	5,393.48
Chase 1989 Clay (deleted)	0.00	1,279.36
Chase 3258 Brandon	0.00	12.95
Chase 4744 Caroline	0.00	605.88
Chase 7973 Michael	933.79	
Chase 8891 Brian	746.70	
Chase 9184 Tori	0.00	2,885.56
Chase 9700 Katie	9,277.82	1,812.54
Chase Tyler 0962	566.83	
Credit Card - Chase 5423	51,886.21	831.69
Total Credit Cards	**78,508.55**	**18,009.13**
Other Current Liabilities		

	Total	
	As of Aug 31, 2022	**As of Aug 31, 2021 (PY)**
Barclay Loan	28,000.00	
Clearco Loan	-7,630.00	
EIDL LOAN	2,000.00	2,000.00
Gusto Clearing	3,345.00	3,185.00
Kabbage Loan	21,600.00	
Loan from Cambardella, LLC	4,621.12	4,621.12
Loan from Mario Cambardella	43,358.43	43,358.43
NV4 Van Loan Ford	26,399.69	32,281.57
Sales Tax Payable		
Sales Tax Payable - QBO	150.72	-8.70
Sales Tax Payable - Shopify	4,099.58	4,348.36
Total Sales Tax Payable	**4,250.30**	**4,339.66**
Shopify Capital Loan	4,136.78	31,059.61
Total Other Current Liabilities	**130,081.32**	**120,845.39**
Total Current Liabilities	**208,589.87**	**138,854.52**
Long-Term Liabilities		
Angel Investment	99,263.00	100,000.00
Arogeti Investment	25,000.00	
Atlanta Technology Angels Investment	40,000.00	
Carpenter Investment	25,000.00	
Duggan Note	25,000.00	
Gina Ragsdale Investment	5,000.00	
Hayden Investment	25,000.00	
Stallman Investment	10,000.00	
Techstar Investment	120,000.00	120,000.00
Total Long-Term Liabilities	**374,263.00**	**220,000.00**
Total Liabilities	**582,852.87**	**358,854.52**
Equity		
Common Stock	1,000.00	1,000.00
Contributed Capital		
Prior Contributed Capital	11,163.62	11,163.62
Shareholder's Contributions	30,696.55	5,720.06
Shareholder's Distributions	-10,569.71	-2,932.68
Total Contributed Capital	**31,290.46**	**13,951.00**
Opening Balance Equity	-22,860.00	30.00
Retained Earnings	-217,569.06	-47,707.05
Net Income	-160,198.85	-131,267.62
Total Equity	**-368,337.45**	**-163,993.67**
TOTAL LIABILITIES AND EQUITY	**$214,515.42**	**$194,860.85**

Profit and Loss

January - August, 2022

	Total	
	Jan - Aug, 2022	Jan - Aug, 2021 (PY)
INCOME		
Design Income	101,678.40	36,372.72
Discounts/Refunds Given	-115,345.06	
Plant Sales Income - Commercial	65,157.40	69,111.24
Plant Sales Income - Retail	676,957.13	257,919.02
Shipping Income	11,697.88	2,431.55
Total Income	**740,145.75**	**365,834.53**
COST OF GOODS SOLD		
Cost of Plant Sales		
Material Freight & Delivery Labor	60,322.77	33,499.55
Materials Costs	318,084.76	226,685.03
Total Cost of Plant Sales	**378,407.53**	**260,184.58**
Design Labor	65,243.61	45,931.59
Subcontractor COGS	3,000.00	
Total Cost of Goods Sold	**446,651.14**	**306,116.17**
GROSS PROFIT	**293,494.61**	**59,718.36**
EXPENSES		
Accounting Fees	3,900.00	3,480.00
Administrative Expenses		5,000.00
Advertising and Promotion	88,078.11	36,291.74
Auto and Truck Expenses	15,639.42	3,439.09
Bank Fees	621.16	70.10
Computer and Internet Expenses		669.00
Donation		598.00
Dues & Subscriptions	12,713.31	10,068.47
Entertainment	645.40	966.22
Insurance Expense	6,969.95	4,203.37
Interest Expense	3,653.37	0.11
Legal	5,957.50	12,399.50
Loan Interest	184.60	663.98
Marketing	33,465.75	32,186.27
Meals	1,968.54	1,889.27
Meals for Employees	3,766.47	2,044.38
Mileage Reimbursements	1,520.20	7,135.41
Office Expense	10,913.57	8,675.50
Payroll Expenses		
Payroll Taxes	14,781.43	1,728.32
Salaries - Employees	142,977.95	18,815.20
Salaries - Officer	23,800.00	
Total Payroll Expenses	**181,559.38**	**20,543.52**
Postage and Delivery		1,166.71

	Total	
	Jan - Aug, 2022	**Jan - Aug, 2021 (PY)**
QuickBooks Payments Fees	554.66	1,287.10
Rent Expense	36,750.00	19,555.00
Repairs and Maintenance	8,749.25	7,528.56
Security	545.08	
Software Fees	1,183.01	
Google GSuite	824.71	
Gusto Fees	1,086.00	876.00
Shopify Fees	23,885.28	6,948.25
Software Fees	2,686.57	
Total Software Fees	**29,665.57**	**7,824.25**
Storage	1,832.00	
Taxes	1,529.31	180.43
Tolls and Parking	89.27	4.00
Tools and Small Equipment	32.34	2,832.98
Travel	2,802.10	519.35
Uniforms	1,729.19	660.96
Utilities	2,167.47	1,418.11
Total Expenses	**458,002.97**	**193,301.38**
NET OPERATING INCOME	**-164,508.36**	**-133,583.02**
OTHER INCOME		
Interest Earned	0.01	0.21
Other Income	91.30	
Rebate Income		1,443.08
Rewards	4,218.20	872.11
Total Other Income	**4,309.51**	**2,315.40**
NET OTHER INCOME	**4,309.51**	**2,315.40**
NET INCOME	**$ -160,198.85**	**$ -131,267.62**

Statement of Cash Flows

January - August, 2022

	Total
OPERATING ACTIVITIES	
Net Income	-163,078.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	3,493.88
Acquire of Plant Nerds	-10,519.74
AE Plum Card 64009	-1,289.72
Amex 41004	-2,150.58
Chase 0083 Cole	4,509.55
Chase 1989 Clay (deleted)	-2,558.22
Chase 7973 Michael	933.79
Chase 8891 Brian	746.70
Chase 9700 Katie	5,503.41
Chase Tyler 0962	566.83
Credit Card - Chase 5423	32,954.29
Barclay Loan	18,000.00
Clearco Loan	-21,498.40
Kabbage Loan	21,600.00
NV4 Van Loan Ford	-5,610.44
Sales Tax Payable:Sales Tax Payable - QBO	-1,338.41
Sales Tax Payable:Sales Tax Payable - Shopify	1,845.56
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**45,188.50**
Net cash provided by operating activities	**-117,890.16**
INVESTING ACTIVITIES	
Fixed Asset Computers	-741.99
Fixed Asset Phone	-1,335.96
Used Van 2022	-18,000.00
Website Build	-14,394.70
Net cash provided by investing activities	**-34,472.65**
FINANCING ACTIVITIES	
Angel Investment	-737.00

	Total
Arogeti Investment	25,000.00
Atlanta Technology Angels Investment	40,000.00
Carpenter Investment	25,000.00
Duggan Note	25,000.00
Gina Ragsdale Investment	5,000.00
Hayden Investment	25,000.00
Stallman Investment	10,000.00
Contributed Capital:Shareholder's Distributions	-2,543.90
Opening Balance Equity	-7,630.00
Retained Earnings	-1,506.70
Net cash provided by financing activities	**142,582.40**
NET CASH INCREASE FOR PERIOD	-9,780.41
Cash at beginning of period	40,191.93
CASH AT END OF PERIOD	**$30,411.52**

Statement of Equity

January - August, 2022

		Total
	Jan - Aug, 2022	Jan - Aug, 2022 (YTD)
ASSETS		
TOTAL ASSETS		
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Contributed Capital		
Shareholder's Distributions	-2,543.90	-2,543.90
Total Contributed Capital	-2,543.90	-2,543.90
Retained Earnings		
Net Income		
Total Equity	-2,543.90	-2,543.90
TOTAL LIABILITIES AND EQUITY	$ -2,543.90	$ -2,543.90

Notes to Financial Statements

ServeScape, Inc.

1. Organization and Nature of Business

ServeScape, Inc. d/b/a Scapify was incorporated in the State of Georgia on June 11, 2021 as a C-Corporation. The business began operations in 2012 and has continued those operations to the present.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in good faith and, to the best of our ability, in conformity with U.S. generally accepted accounting principles ("GAAP"). All included financial statements are in cash basis.

Income Tax

ServeScape Inc. is registered as a C-Corporation in the State of Georgia.

3. Subsequent Events

Subsequent events have been evaluated through September 22,2022, the date the financial statements were written.

Loans

Loans and investments included on balance sheet.